UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 31, 2024, Pixie Dust Technologies, Inc. (the “Company”) reached an agreement with The Shoko Chukin Bank, Ltd. (the “Lender”) to obtain new debt financing (the “New Debt”) in the amount of one billion yen. The maturity date of New Debt is September 30, 2025. The foregoing description of the New Debt is subject to and qualified in its entirety by reference to the full text of the New Debt, a copy of which is attached hereto at Exhibit 10.1, and the terms of which are incorporated by reference.

The Company previously announced on February 26, 2024 that the Company and the Lender entered into an agreement to amend that certain Loan Agreement, dated as of March 22, 2019 (the “Prior Debt”) by and between the Company and the Lender to extend the maturity date thereunder from February 29, 2024 to May 31, 2024. The Company expects to refund the Prior Debt in full in accordance with the terms and conditions of the Prior Debt. As a consequence, the Company anticipates that entry into the New Debt will have no material impact on the Company’s cash position.

The Company also expects to obtain additional debt financing from other financial institutions in Japan. Once the Company has reached any agreements with such financial institutions, the Company will provide additional information to its stockholders as part of its ongoing public company reporting obligations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company's current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “aim,” “objective,” “goal,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Any such forward-looking statements are subject to various risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control, including but not limited to the strength of the economy, changes to the market for securities, the effects of inflation and its associated impact on prevailing interest rates, political or financial instability, and other factors which are set forth in the Company's prospectus that forms a part of the Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof (including, without limitation, the Company’s most recent annual report filed under cover of Form 20-F). The forward-looking statements included in this press release represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its views to change. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

Exhibit No.	Document
10.1	Loan Agreement, dated as of May 31, 2024, by and between The Shoko Chukin Bank, Ltd. and the Registrant (English translation)
99.1	Press release of the Registrant, dated as of May 31, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: May 31, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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